                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 2)
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ALKERMES, INC.
                            (Name of Subject Company)

                            ALKERMES, INC., AS ISSUER
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                  3.75% CONVERTIBLE SUBORDINATED NOTES DUE 2007

                         (Title of Class of Securities)

                                    01642TAA6
                                    01642TAB4

                      (CUSIP Number of Class of Securities)

                                RICHARD F. POPS,
                             CHIEF EXECUTIVE OFFICER
                                 ALKERMES, INC.
                                88 SIDNEY STREET
                               CAMBRIDGE, MA 02139
                                 (617) 494-0171
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                                             COPIES TO:
           MORRIS CHESTON, JR., ESQ.                     ABIGAIL ARMS, ESQ.                 MITCHELL S. BLOOM, ESQ.
     BALLARD SPAHR ANDREWS & INGERSOLL, LLP              SHEARMAN & STERLING            TESTA, HURWITZ & THIBEAULT, LLP
         1735 MARKET STREET, 51ST FLOOR                801 PENNSYLVANIA AVENUE                  125 HIGH STREET
        PHILADELPHIA, PENNSYLVANIA 19103             WASHINGTON, D.C. 20004-2604          BOSTON, MASSACHUSETTS 02110
                 (215) 665-8500                            (202) 508-8000                       (617) 248-7000

                            CALCULATION OF FILING FEE

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
                TRANSACTION VALUATION (1)              AMOUNT OF FILING FEE (2)
                       $115,000,000                           $10,580

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of November 5, 2002 of the maximum amount of 3.75% Convertible Subordinated Notes due 2007 (the "existing notes") that may be received by the Registrant from tendering holders in the exchange offer.

(2) Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed November 6, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    $10,580
         Form or Registration No.:  Form S-4 (File No. 333-101059)
         Filing Party:     Alkermes, Inc.
         Date Filed:       November 6, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Alkermes, Inc. (the "company") with the Securities and Exchange Commission on November 26, 2002, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange (the "exchange offer") up to all of its outstanding 3.75% Convertible Subordinated Notes due 2007 for 6.52% Convertible Senior Subordinated Notes due December 31, 2009 (the "new notes") upon the terms and subject to the conditions set forth in the preliminary prospectus and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(3) to this Tender Offer Statement, respectively. The company filed an Amendment No. 1 to this Tender Offer Statement on December 17, 2002.

         On December 20, 2002, the company issued a press release announcing that the conversion price for its new notes will be $7.682, which is equal to a 17-1/2% premium over the simple average of the daily volume-weighted average price of the company's common stock for each of the five trading days immediately preceding the third trading day prior to the expiration of the exchange offer. The exchange offer is scheduled to expire at 5:00 p.m., New York City time (EST), on December 24, 2002, unless extended.

Item 12. Exhibits.

         Item 12 of this Tender Offer Statement is hereby amended to add reference to Exhibit (a)(14):

       (a)  (14)      Press Release issued December 20, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

                                        ALKERMES, INC.


                                               /s/ James M. Frates
                                               ---------------------------------
                                        Name:    James M. Frates
                                        Title:   Vice President, Chief
                                                 Financial Officer and
                                                 Treasurer

Date:  December 20, 2002

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER     DESCRIPTION
------     -----------
(a) (14)   Press Release issued December 20, 2002.